EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Six Flags, Inc.:

We consent to the use of our reports dated March 14, 2006, with respect to the consolidated balance sheets of Six Flags, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.


                                       /s/ KPMG LLP


Oklahoma City, Oklahoma
September 26, 2006